SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ____________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                TSX Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of class of securities)

                                 87 3027 10 6
                                (CUSIP number)

                                 James E. Knox
                               ANTEC Corporation
                              2850 West Golf Road
                        Rolling Meadows, Illinois 60008
                                (847) 439-4444
                (Name, address and telephone number of persons
               authorized to receive notices and communications)

                               October 28, 1996
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].

                        (continued on following pages)

CUSIP No.873027106    13D


     1     Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
                ANTEC Corporation (13-5424347)

     2     Check the Appropriate Box if a Member of a Group (a) [ ]
                                                            (b) [x]

     3      SEC Use Only

     4     Source of Funds
                OO

     5     Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(d) or 2(e)    [  ]

     6     Citizenship or Place of Organization
                      Delaware corporation

           Number of Shares Beneficially Owned by each Reporting Person with

     7     Sole Voting Power
                0

     8      Shared Voting Power
                7,181,341

     9     Sole Dispositive Power
                0

     10    Shared Dispositive Power
                0

     11    Aggregate Amount Beneficially Owned by Each Reporting Person
                7,181,341

     12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares  [  ]

     13    Percent of Class Represented by Amount in Row (11)
                44.1

     14    Type of Reporting Person
                CO

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") issued by TSX Corporation, a Nevada corporation ("TSX"). The address of TSX's principal executive offices is 4849 North Mesa, Suite 200, El Paso, Texas 79912.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by ANTEC Corporation ("ANTEC"), whose principal office and principal business address is 2850 West Golf Road, Rolling Meadows, Illinois 60008. ANTEC is a Delaware corporation and is principally engaged in the design and engineering of hybrid fiber/coax broadband networks and the manufacturing, materials management and distribution of products for these networks.

     The names, titles, residence or business addresses and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and directors of ANTEC are set forth below. Each of the executive officers and directors of ANTEC is a United States citizen.


                                                                           PRESENT PRINCIPAL
   NAME AND ADDRESS                          TITLE                      OCCUPATION OR EMPLOYMENT
 Rod F. Dammeyer                     Director                            Holds executive positions with
 2 North Riverside Plaza                                                 various affiliates of Sam Zell,
 Suite 1950                                                              including Anixter International
 Chicago, IL 60606                                                       Inc.
                                                                         2 North Riverside Plaza
                                                                         Suite 1950
                                                                         Chicago, IL 60606

 John M. Egan                        Director, President and Chief       Director, President and Chief
 2850 West Golf Road                 Executive Officer                   Executive Officer of ANTEC
 Rolling Meadows, IL  60008

 James L. Faust                      Director and Executive Vice         Director and Executive Vice
 2850 West Golf Road                 President, International            President, International of ANTEC
 Rolling Meadows, IL  60008

 John R. Petty                       Director                            Private Investor
 1607 Forest Lane
 McLean, VA 22101

 Bruce Van Wagner                    Director and Chairman               Director and Chairman of ANTEC
 2850 West Golf Road
 Rolling Meadows, IL  60008


 Mary Agnes Wilderotter              Director                            Executive Vice President of AT&T
 5400 Carillon Point, 4th Floor                                          Wireless Services
 Kirkland, WA 98033                                                      5400 Carillon Point, 4th Floor
                                                                         Kirkland, WA 98033

 Samuel K. Skinner                   Director                            President of Commonwealth Edison
 First Notional Bank Building                                            First National Bank Building
 10 South Dearborn                                                       10 South Dearborn
 Chicago, IL 60603                                                       Chicago, IL 60603

 Lawrence A. Margolis                Executive Vice President, Chief     Executive Vice President, Chief
 2850 West Golf Road                 Financial Officer and Secretary     Financial Officer and Secretary of
 Rolling Meadows, IL  60008                                              ANTEC

 Gordon E. Halverson                 Executive Vice President, Sales     Executive Vice President, Sales of
 2850 West Golf Road                                                     ANTEC
 Rolling Meadows, IL  60008

 Daniel J. Distel                    Vice President and Controller       Vice President and Controller of
 2850 West Golf Road                                                     ANTEC
 Rolling Meadows, IL  60008

 James A. Bauer                      Senior Vice President,              Senior Vice President,
 2850 West Golf Road                 Communications and Administrations  Communications and Administrations
 Rolling Meadows, IL  60008                                              of ANTEC

 James E. Knox                       General Counsel and Assistant       General Counsel and Assistant
 2850 West Golf Road                 Secretary                           Secretary of ANTEC and Senior Vice
 Rolling Meadows, IL  60008                                              President, General Counsel and
                                                                         Secretary of Anixter International
                                                                         Inc.

     (a)-(c)    Not applicable

     (d)-(e) During the last five years, none of ANTEC and, to ANTEC's knowledge, the executive officers and directors of ANTEC listed above: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Schedule 13D is being filed because of the execution of a Voting Agreement dated October 28, 1996, between ANTEC and Tele-Communications, Inc., a Delaware corporation ("TCI") (the "Voting Agreement") as a result of which ANTEC may be deemed to share voting power with respect to the shares of Common Stock held by TCI or any of its subsidiaries. The Voting Agreement was executed and delivered in connection with the negotiation of the Plan of Merger dated October 28, 1996, among ANTEC, TSX and TSX Acquisition Corporation (the "Merger Agreement"). No separate consideration was exchanged in connection with the Voting Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)-(b) Pursuant to the Voting Agreement, TCI has agreed to vote its shares of Common Stock entitled to vote in favor of the proposed merger between ANTEC and TSX (the "Merger") at any stockholders meeting called for such purpose. The Merger is to be consummated pursuant to the terms and conditions of the Merger Agreement, pursuant to which TSX Acquisition Corporation will merge with an into TSX and each share of Common Stock will be converted into the right to receive one share of common stock of ANTEC.

     (c)-(j)  Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of October 28, 1996:

     (a) ANTEC was the beneficial owner of an aggregate of 7,181,341 shares of Common Stock, which constituted 44.1% of the outstanding shares of Common Stock based upon the most recent publicly available information regarding TSX. The number of shares of Common Stock beneficially owned by ANTEC include 854,341 shares that may be purchased by TCI pursuant to options granted by TSX and exercisable within 60 days. The executive officers and directors of ANTEC listed in Item 1 do not, to ANTEC's knowledge, beneficially own any Common Stock.

     (b) ANTEC had, pursuant to the Voting Agreement, the shared power to vote (or to direct the vote) of an aggregate of 7,181,341 shares of Common Stock, and did not have the sole power to vote (or direct the vote) or the sole or shared power to dispose (or direct the disposition) of any shares of Common Stock.

     (c)   Not applicable.

     (d) With respect to the shares of Common Stock beneficially owned by ANTEC, TCI has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e)   Not applicable.

     TCI, with which ANTEC shares the power to vote shares of Common Stock, is a Colorado corporation principally engaged in the construction, acquisition, ownership and operation of cable television systems and the provision of satellite-delivered video entertainment to various video distribution media. The address of the principal office of TCI is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111-3000.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) ANTEC has entered into a Voting Agreement, dated October 28, 1996 with TCI with respect to the voting of shares of Common Stock held by TCI or any of its subsidiaries.

     (b) ANTEC, TSX, and TSX Acquisition Corporation have entered into the Merger Agreement, dated October 28, 1996, whereby TSX Acquisition Corporation will merge with and into TSX and each share of Common Stock will be converted into the right to receive one share of common stock of ANTEC.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are exhibits filed herewith:

     1. Voting Agreement dated as of October 28, 1996, between ANTEC Corporation and Tele-Communications, Inc. (Incorporated by reference to Exhibit 99.1 filed with Current Report of ANTEC on Form 8-K dated November 1, 1996.)

     2. Plan of Merger dated October 28, 1996, among ANTEC Corporation, TSX Corporation and TSX Acquisition Corporation. (Incorporated by reference to Exhibit 2 filed with Current Report of ANTEC on Form 8-K dated November 1, 1996.)

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ANTEC CORPORATION



November 6, 1996                      By:  /s/ Daniel J. Distel
                                          ------------------------------------
                                          Daniel J. Distel
                                          Vice President